Exhibit 77C

The current Board members for NexPoint Credit Strategies Fund ("NHF") are Ethan Powell, Timothy K. Hui, Dr. Bob Froehlich, Terrence O.
Jones, Bryan Ward, and John Honis.

The proposals and results of Annual Shareholders Meeting for NHF held on June 6, 2014 are set forth below.

1. To elect Dr. Bob Froehlich as a Class II Trustee of the Fund, to serve for a three-year term expiring at the 2017 Annual Meeting or until his successor is duly elected and qualified; and

2. To elect Timothy K. Hui as a Class II Trustee of the Fund, to serve for a three-year term expiring at the 2017 Annual Meeting or until his successor is duly elected and qualified.


                             No. of Shares


Dr. Bob Froehlich

For
 50,429,939
Withheld
3,089,071



Timothy K. Hui

For
 50,461,146
Withheld
3,057,859